SECURITI[barcode]N

15026282

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 29755

SEC MAIL PROCESSING SECTION RECEIVED MAY 29 2015 WASHINGTON D.C. 189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2014 (MM/DD/YY) AND ENDING 03/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Delaware Distributors LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2005 Market Street, Level 9
(No. and Street)

Philadelphia (City) | PA (State) | 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Salus | (215) 255-1010 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street (Address) | Philadelphia (City) | PA (State) | 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 6/2/15

OATH OR AFFIRMATION

I, Richard Salus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delaware Distributors LP, as of May 27, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CARMELETTE MARQUEZ, Notary Public
City of Philadelphia, Phila. County
My Commission Expires May 19, 2018

Signature

Sr. Vice President/Controller/Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Delaware Distributors, L.P.

Financial Statements and Supplemental Information

Fiscal Year Ended March 31, 2015

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Delaware Distributors, L.P.:

We have audited the accompanying statement of financial condition of Delaware Distributors, L.P.(the "Company") as of March 31, 2015, and the related statements of operations, of changes in partners' capital and of cash flows for the year ended March 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delaware Distributors, L.P. at March 31, 2015, and the results of its operations and its cash flows for the year ended March 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The Schedule I is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

May 27, 2015

Delaware Distributors, L.P.

Statement of Financial Condition

March 31, 2015

(In Thousands)

Assets		
Cash and cash equivalents	$	33,954
Deferred dealer commissions, less accumulated amortization of $3,194		3,600
Due from affiliated mutual funds		7,885
Due from affiliates		1,671
Prepaid expenses and other assets		903
Total assets	$	48,013
Liabilities and partners' capital		
Liabilities:		
Accounts payable and accrued liabilities	$	17,468
Due to affiliates		7,297
Accrued salaries and related expenses		4,461
Total liabilities		29,226
Partners' capital:		
General partner		188
Limited partners		18,599
Total partners' capital		18,787
Total liabilities and partners' capital	$	48,013

See accompanying notes.

Delaware Distributors, L.P.

Statement of Operations

Fiscal Year Ended March 31, 2015

(In Thousands)

Revenues		
Distribution fees	$	90,313
Administrative fees		80,661
Commissions and other income, net		2,254
Total revenues		173,228
Expenses		
Distribution costs		116,040
Salaries and related expenses		35,555
Selling, general, and administrative		14,356
Amortization		6,097
Total expenses		172,048
Net income	$	1,180

See accompanying notes.

Delaware Distributors, L.P.

Statement of Changes in Partners' Capital

Fiscal Year Ended March 31, 2015

(In Thousands)

	Delaware Distributors, Inc. (General Partner)	**Delaware Investment Advisers Series (Limited Partner)**	**Delaware Investments Distribution Partner, Inc. (Limited Partner)**	**Delaware Capital Management Series (Limited Partner)**	**Total**
Percentage interest per partnership agreement at March 31, 2015	**1%**	**-**	**98%**	**1%**	**100%**
Balances as of March 31, 2014	216	21,175	-	216	21,607
Contribution of Partnership Interest effective April 1, 2014	-	(21,175)	21,175	-	-
Net income for the fiscal year ended March 31, 2015	12	-	1,156	12	1,180
Partners' Distribution	(40)	-	(3,920)	(40)	(4,000)
Balances as of March 31, 2015	$ 188	$ -	$ 18,411	$ 188	$ 18,787

See accompanying notes.

Delaware Distributors, L.P.

Statement of Cash Flows

Fiscal Year Ended March 31, 2015

(In Thousands)

Cash flows from operating activities		
Net income	$	1,180
Adjustments to reconcile net income to net cash used in operating activities:		
Amortization		6,097
Change in assets and liabilities:		
Increase in Deferred dealer commissions		(7,420)
Decrease in Due from affiliated mutual funds		43
Decrease in Due to/from affiliates, net		(1,882)
Increase in Prepaid expenses and other assets		(466)
Increase in Accounts payable and accrued liabilities		1,285
Increase in Accrued salaries and related expenses		1,100
Net cash used in operating activities		(63)
Cash flows used in financing activities		
Partners' Distribution		(4,000)
Net cash used in financing activities		(4,000)
Net decrease in cash and cash equivalents		(4,063)
Cash and cash equivalents at beginning of year		38,017
Cash and cash equivalents at end of year	$	33,954

See accompanying notes.

Delaware Distributors, L.P.

Notes to Financial Statements
(In Thousands)

March 31, 2015

1. Description of Business and Ownership and Basis of Presentation

Delaware Distributors, L.P. ("the Partnership") is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and is the national distributor for affiliated mutual funds. The partners are Delaware Distributors, Inc. ("DDI") (1% General Partner), Delaware Investments Distribution Partner, Inc. ("DIDP") (98% Limited Partner), and Delaware Capital Management Series of Delaware Management Business Trust ("DCM") (1% Limited Partner). DDI is a direct wholly-owned subsidiary of Delaware Management Holdings, Inc. ("Holdings"). DIDP and DCM are indirect wholly-owned subsidiaries of Holdings. Effective April 1, 2014, Delaware Investment Advisers Series of Delaware Management Business Trust ("DIA") contributed its partnership interest to DIDP as part of a corporate restructuring. DIDP is a wholly owned subsidiary of DIA. Holdings, an indirect majority-owned subsidiary of Macquarie Group Limited ("Macquarie"), views the Partnership as an integral part of its investment management strategy.

The Partnership and other affiliated entities with which the Partnership does business are under common ownership and management control. The existence of this control could result in operating results or financial position of the Partnership significantly different from those that would have been obtained if the Partnership were autonomous.

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

2. Significant Accounting Policies

Fair Value Measurements

The Partnership utilizes The Fair Value Measurements and Disclosures topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") ("Topic 820") to measure fair value of its financial instruments. Topic 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value instruments. The topic establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The three-level hierarchy for fair value measurement is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

- Level 2 – inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies. The Partnership does not hold any Level 2 assets or liabilities.

- Level 3 – inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk. The Partnership does not hold any Level 3 assets or liabilities.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and affiliated money market mutual funds.

The Partnership's cash and cash equivalents at March 31, 2015 of $33,954 were classified as Level 1 within the fair value hierarchy.

At times, the Partnership may hold cash or cash equivalents in certain financial institutions over and above the Federal Depository Insurance Corporation insurance limit of $250.

Due from affiliated mutual funds

Amounts included in Due from affiliated mutual funds on the Statement of Financial Condition are deemed to approximate fair value due to the short collection cycle.

Deferred Dealer Commissions

Sales commissions paid to dealers in connection with the sale of certain shares of open-end affiliated mutual funds sold without a front-end sales charge are capitalized and amortized over a period that approximates the period of time during which such commissions are expected to be recovered from distribution plan (12b-1) payments received from the applicable affiliated mutual

2. Significant Accounting Policies (continued)

Deferred Dealer Commissions (continued)

funds and contingent deferred sales charges received from shareholders upon the redemption of their shares. Amortization of deferred dealer commissions includes amounts related to contingent deferred sales charges received. The deferred dealer commission asset is evaluated for impairment at least annually based on estimated future undiscounted cash flows expected to be received. The results of the impairment evaluation at March 31, 2015 indicated that the respective deferred dealer commission asset is not impaired.

Revenues

Distribution fees are received from affiliated mutual funds to reimburse the Partnership for the costs of marketing and selling fund shares. Distribution fees are recognized based on contracted rates as a percentage of average daily net assets of the funds. In turn, the Partnership enters into agreements with and compensates brokers who sell the affiliated fund shares and incurs other distribution costs relating to marketing and selling fund shares, which are classified within Distribution costs on the Statement of Operations. Because it is considered the principal distributor to the funds, the Partnership utilizes the gross basis of presentation of reporting distribution fees and related distribution costs.

Administrative fees are earned for additional advertising, promotion and distribution of affiliates' products. These fees are recorded as earned in accordance with contractual agreements with the affiliates. The application of the terms of the contract is reviewed at least annually for appropriateness by the Partnership and by the affiliates to which the services are provided.

Commissions income is recorded as of trade date and is comprised of net sales charges retained and deferred sales charges received relating to purchases and redemptions of shares of affiliated mutual funds and related products. Other income consists of dividend income related to amounts invested in an affiliated money market mutual fund.

Stock-Based Compensation

Certain employees of the Partnership participate in the Holdings and Macquarie stock-based compensation plans. The Partnership and Holdings account for these plans in accordance with the Stock Compensation topic ("Topic 718") of the FASB ASC.

2. Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

The Partnership expenses the fair value of restricted stock units ("RSUs") issued under the Holdings plan. The fair value of all stock-based payments is recognized as compensation expense over the period an employee is required to provide service in exchange for the award.

The Holdings stock-based awards applicable to the Partnership employees are expensed by the Partnership and are included in Salaries and related expenses on the Statement of Operations, but the liability is included on DIA with an intercompany liability between the Partnership and DIA. For an equity award classified as a liability, the liability is marked to market through net income at the end of each reporting period. The value of the Holdings awards is determined based on an independent appraisal valuation of Holdings performed by a third-party appraiser, in general, quarterly. When determining the fair market value of Holdings, the independent valuation firm generally applies the market approach. Expected forfeitures for the Holdings' plan are estimated at the grant date, and revised, as needed, over the vesting period, thereby recognizing compensation expense only for those awards expected to vest. The RSUs generally vest over four to seven years.

Under the Macquarie Group Employee Retained Equity Plan ("MEREP"), Macquarie issues RSUs. The awards are measured at their grant dates based on Macquarie's publicly traded market value. The grant date fair value of the Macquarie awards granted to the Partnership's employees is expensed over the required service period and the awards generally vest over three to four years. The expenses related to these awards are charged to the Partnership by Macquarie as an intercompany charge.

The Partnership recognized $182 of expense for the fiscal year ended March 31, 2015 related to these stock-based compensation awards and is included in salaries and related expenses on the Partnership's Statement of Operations.

Taxes

Under the provisions of the Internal Revenue Code and applicable state and local tax regulations, the taxable income or loss of the Partnership is reported in the tax returns of the partners in accordance with the terms of the partnership agreement. Accordingly, no provision has been made in the accompanying financial statements for federal, state or local taxes.

The Partnership does not have any tax positions at March 31, 2015 for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

(In Thousands)

2. Significant Accounting Policies (continued)

Taxes (continued)

As of March 31, 2015, the statute of limitations is open for tax years 2010 through 2015 for the Pennsylvania and Philadelphia filings as well as filings made under the Internal Revenue Code.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncements

In May, 2014, the FASB issued Accounting Standard Update 2014-09, *Revenue from Contracts with Customers* ("Standard"). The core principle of the Standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Partnership will be required to adopt this standard in the fiscal year ending March 31, 2019. The Partnership is currently evaluating the impact of this standard on the financial statements.

3. Net Capital Requirements

The Partnership is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At March 31, 2015, the Partnership's net capital, required net capital, and ratio of aggregate indebtedness to net capital were as follows:

Net capital	$ 4,374
Required net capital	$ 1,948
Ratio of aggregate indebtedness to net capital	6.68 to 1

(In Thousands)

3. Net Capital Requirements (continued)

The Partnership claims the exemption provision of Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(i) of the Rule.

4. Employee Benefit Plans

Defined Contribution Plans

The Partnership participates in a defined contribution plan sponsored by Holdings. The Partnership makes annual contributions to the plan equal to 4.0% of a participant's eligible compensation up to $125. Expense related to the plan totaled $306 for the fiscal year ended March 31, 2015.

The Partnership participates in a 401(k) plan sponsored by Holdings. The Partnership makes matching contributions equal to 100% of each participant's pre-tax contribution up to 3% of compensation plus an additional contribution equal to 50% of the next 2% of eligible compensation, as defined by the plan, contributed by the participant. Expense related to the 401(k) plan totaled $769 for the fiscal year ended March 31, 2015.

Delaware Investments Notional Investment Policy

The bonus compensation of certain employees is deferred in accordance with Macquarie's bonus retention policy for Holdings and its subsidiaries. The Delaware Investments Notional Investment Policy is an investment vehicle for such retained bonuses. In accordance with this policy, a designated portion of the employee's bonus is notionally invested in a portfolio of Delaware-managed products as determined by the Macquarie compensation committee. The notional investment vests over a three-year period commencing on the date of the grant. The recognition of the expense of the notional investment occurs as of the first day of the service period of the employee's bonus. The expense related to this plan for the fiscal year ended March 31, 2015 was $845.

5. Related Party Transactions

The related party transactions below are in addition to those discussed elsewhere in the notes to the financial statements.

(In Thousands)

5. Related Party Transactions (continued)

At March 31, 2015, the Partnership had cash in an affiliated money market mutual fund valued at $17,741. For the fiscal year ended March 31, 2015, the Partnership recognized investment income of $5 relating to this investment and is included in Commissions and other income on the Statement of Operations.

In the fiscal year ended March 31, 2015, the Partnership was charged selling, general, and administrative expenses of $3,004 primarily by Holdings and Macquarie affiliates for services provided by employees of affiliates.

The Partnership allocated certain costs related to the distribution of managed account products to an affiliate. The allocated costs presented as a reduction of Salaries and related expenses on the Statement of Operations in the fiscal year ended March 31, 2015 was $2,568. The allocated costs presented as a reduction of selling, general and administrative expenses were $1,069.

In the fiscal year ended March 31, 2015, the Partnership received Distribution fees of $90,313 from affiliated mutual funds to reimburse the Partnership for the costs of marketing and selling fund shares. Amounts included in Due from affiliated mutual funds on the Statement of Financial Condition related to these fees as of March 31, 2015 were $7,789.

In the fiscal year ended March 31, 2015, the Partnership earned $80,661 for additional advertising, promotion and distribution of affiliates' products.

The Partnership pays certain expenses on behalf of affiliated mutual funds and is reimbursed by the funds in the subsequent month. The Partnership does not include these payments on the Statement of Operations. The amount included in Due from affiliated mutual funds for these payments was $96 at March 31, 2015.

The Partnership generally settles its intercompany balances on a regular basis. Due from affiliates and Due to affiliates on the Statement of Financial Condition includes all outstanding balances arising from the above transactions.

6. Subsequent Events

On April 1, 2015, the United States District Court for the Southern District of New York entered an order ("Court Order") enjoining Macquarie Capital (USA) Inc. (MCUSA) , an affiliate of the Partnership, from violating Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 (the

(In Thousands)

6. Subsequent Events (continued)

"Injunction"). As a result of the Injunction, the Partnership was disqualified under Section 9(a) of the Investment Company Act of 1940, as amended (the "Act"), from acting as a principal underwriter for any registered open-end investment company.

Upon learning of the terms of the Court Order and the potential consequences of the Injunction under Section 9(a), the Partnership along with other affected affiliates including Delaware Management Company, a Series of Delaware Management Business Trust, Delaware Investments Fund Advisers, a Series of Delaware Management Business Trust and Four Corners Capital Management, LLC (the "Fund Servicing Applicants") promptly contacted the staff of the Securities Exchange Commission (the "Commission") and prepared and then submitted on May 15, 2015 an application (the "Application") pursuant to Section 9(c) of the Act for (i) a temporary order granting an exemption from the prohibitions imposed by Section 9(a) of the Act pending the determination of the Commission on the Application for a permanent exemption (the "Temporary Order"); and (ii) a permanent order exempting the Fund Servicing Applicants from the provisions of Section 9(a) of the Act with respect to the Injunction. The Temporary Order was granted by the Commission on May 15, 2015 and will remain in effect until the Commission takes final action on the Application or, if earlier, July 14, 2015. If the requested permanent exemption is not granted to the Fund Servicing Applicants, the Partnership would potentially require financial assistance from its partners. It is the policy of Holdings to monitor the financial position of its subsidiaries, including the Partnership. Holdings has supplied a letter of comfort to the Partnership which indicates that Holdings and the partners of the Partnership will provide capital in the form of cash, if required, to ensure that the Partnership is adequately capitalized at all times as prescribed under the regulatory requirements.

On July 1, 2015, Macquarie Bank Limited, a subsidiary of Macquarie Group Limited will transfer its indirect ownership interest in Holdings and its subsidiaries, including the Partnership, to Macquarie Financial Holdings Limited, also a subsidiary of Macquarie Group Limited, in conjunction with a corporate restructuring. The transaction will not have a significant impact on the Partnership's financial statements.

The Partnership has evaluated its subsequent events through May 27, 2015, the date the Partnership's financial statements were available to be issued, and has determined there were no additional matters to be disclosed.

Supplemental Information

Delaware Distributors, L.P.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
(In Thousands)

March 31, 2015

Net capital		
Total partnership capital	$	18,787
Deductions:		
Total nonallowable assets		14,059
Security haircuts		354
Net capital	$	4,374
Aggregate indebtedness		
Items included in Statement of Financial Condition:		
Total liabilities	$	29,226
Total aggregate indebtedness	$	29,226
Computation of basic net capital requirement		
Minimum net capital required	$	1,948
Excess net capital	$	2,425
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	1,451
Ratio: Aggregate indebtedness to net capital		6.68 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Partnership's unaudited amended March 31, 2015 Part IIA Focus Filing as filed on May 27, 2015.

pwc

Report of Independent Accountants

To the Management of Delaware Distributors L.P.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Delaware Distributors L.P. (the "Partnership") for the year ended March 31, 2015, which were agreed to by the Partnership, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Partnership's compliance with the applicable instructions of Form SIPC-7 during the year ended March 31, 2015. Management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, item 2B of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Agreed the amount of $45 listed on items 2B of the SIPC 7 for the April 1, 2014 – September 30, 2014 period to the wire sent to SIPC on October 30, 2014 (wire ID 001829).

2. Compared the Total Revenue amount reported on page 4 per audited form X-17A-5 for the year ended March 31, 2015 to the Total Revenue amount of $173,228,199 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2015, noting no differences.

3. Compared any adjustments reported on page 2, items 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions of $92,561,836 on SIPC-7 (April 1, 2014 - March 31, 2015) line 2c(1) "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products" to the summation of "6021000020 Other Commissions Income, 6021000021 CDSC Revenue - Delaware, 6021100020 Upfront Commission Income, Other, and 6070000021 12B-1 Fee Revenue" in the "Per FS" column of the schedule titled "DDLP SIPC Support" prepared by the Partnership, noting no differences.

    b. Recalculated the summation noted in step 3(a) as the sum of "6021000020 Other Commissions Income, 6021000021 CDSC Revenue - Delaware, 6021100020 Upfront Commission Income, Other, and 6070000021 12B-1 Fee Revenue" in the

"FY14 Total" column of the schedule titled "DDLP SIPC Support" prepared by the Partnership and agreed to general ledger accounts 6021000020, 6021000021, 6021100020, 6070000021, noting no difference.

c. Compared deductions of $80,661,142 on SIPC-7 (April 1, 2014 - March 31, 2015) line 2c(8) "Other revenue not related either directly or indirectly to the securities business" to the line titled "8010990000 Internal Other Revenue" in the "Per FS" column on the schedule titled "DDLP SIPC Support" prepared by the Partnership, noting no difference.

d. Compared "6021000020 Other Commissions Income, 6021000021 CDSC Revenue - Delaware, 6021100020 Upfront Commission Income, 6070000021 12B-1 Fee Revenue, and 8010990000 Internal Other Revenue" in the "FY14 Total" column of the schedule titled "DDLP SIPC Support" prepared by the Partnership to general ledger accounts 6021000020, 6021000021, 6021100020, 6070000021, and 8010990000, noting no difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the amount in the line titled "Total Deductions" on page 2, line 2c of $173,222,978, noting no difference;

   b. Recalculated the mathematical accuracy of the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $5,221, noting no difference;

   c. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $13, noting no difference.

   d. Recalculated the mathematical accuracy of the amount in the line titled "Assessment balance due or (overpayment)" on page 1, line 2D of ($32), noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Partnership's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Partnership, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 27, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

SIPC-7 (33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended 03/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

DELAWARE DISTRIBUTORS LP
ATTN COMPLIANCE DEPT
2005 MARKET ST 9TH FLOOR
PHILADELPHIA PA 19103-7042

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Salus 215-255-1010

2. A.	General Assessment (item 2e from page 2)	$ 13
B.	Less payment made with SIPC-6 filed (exclude interest) October 30, 2014 (Date Paid)	(45)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	(32)
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$
H.	Overpayment carried forward	$(32)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Delaware Distributors LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of May, 20 15.

Principal Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2014
and ending March 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 173,228,199
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	92,561,836
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Administrative Services Agreement (Deductions in excess of $100,000 require documentation)	80,661,142
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	173,222,978
2d. SIPC Net Operating Revenues	$ 5,221
2e. General Assessment @ .0025	$ 13
	(to page 1, line 2.A.)

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Delaware Distributors, L.P.:

We have reviewed Delaware Distributors, L.P.'s (the "Company") assertions, included in the accompanying Delaware Distributors, L.P's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended March 31, 2015. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended March 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

May 27, 2015

Delaware Investments®
A member of Macquarie Group

MACQUARIE

Delaware Distributors, L.P.'s Exemption Report

2005 Market St.
Philadelphia, PA 19103-7094

Delaware Distributors, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k):(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Delaware Distributors, L.P.

We, Philip Russo and Richard Salus, swear (or affirm) that, to our best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Title: Executive Vice President
May 27, 2015

By: ____________________
Title: SVP, Controller/Treasurer
May 27, 2015

Financial Statements and Supplemental Information

Delaware Distributors, L.P.
Fiscal Year Ended March 31, 2015
Report of Independent Registered Public Accounting Firm